2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING COMPLETES SALE
OF TASIAST GOLD MINE TO RED BACK MINING

August 3, 2007 (TSX: LUN; OMX: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that, pursuant to a share purchase agreement with Red Back Mining Inc. (TSX: RBI) ("Red Back"), it has completed the sale of the Tasiast gold mine. Red Back paid US $225 million in cash for the Tasiast project. Red Back also paid out an additional US $52.9 million to retire debt related to the Tasiast project and unwind existing hedge contracts. Lundin Mining had acquired the Tasiast gold mine, located in Mauritania, through the recent acquisition of Rio Narcea Gold Mines, Ltd.

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns four operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland. A fifth mine under development, the Aljustrel mine in Portugal, will be brought into production in the third quarter of 2007. In addition, the Company holds an extensive exploration portfolio as well as interests in international ventures and development projects including the world class Tenke Fungurume copper/cobalt project in the DRC and the Ozernoe zinc project in Russia.

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-706-07-92-63
Sophia Shane, Investor Relations, North America: +1-604-689-7842